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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Myogen, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
62856E 10 4
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	62856E 10 4	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Sequel Venture Partners III, L.L.C. (“SVP III”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1561872

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		831,705 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by Sequel Limited Partnership III (“SLP III”) and 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”). SVP III, the general partner of SLP III and SEF III, may be deemed to have sole power to vote all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH:		831,705 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III and 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III. SVP III, the general partner of SLP III and SEF III, may be deemed to have sole power to vote all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

831,705 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III and 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III. SVP III, the general partner of SLP III and SEF III, may be deemed to have sole power to vote all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	62856E 10 4	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Sequel Limited Partnership III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1561871

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		800,122 shares (including currently exercisable warrants to purchase 149,113 shares).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		800,122 shares (including currently exercisable warrants to purchase 149,113 shares).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

800,122 shares (including currently exercisable warrants to purchase 149,113 shares).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	62856E 10 4	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Sequel Entrepreneurs’ Fund III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1568047

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		22,236 shares (including currently exercisable warrants to purchase 4,144 shares).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,236 shares (including currently exercisable warrants to purchase 4,144 shares).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,236 shares (including currently exercisable warrants to purchase 4,144 shares).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	62856E 10 4	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Sequel Venture Partners I, L.L.C. (“SVP I”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1375874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		341,467 shares, of which 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by Sequel Limited Partnership (“SLP I”) and 94,776 shares are directly owned by Sequel Euro Limited Partnership (“SE I”). SVP I, the general partner of SLP I and SE I, may be deemed to have sole power to vote all of these shares. SVP I hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH:		341,467 shares, of which 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. SVP I, the general partner of SLP I and SE I, may be deemed to have sole power to vote all of these shares. SVP I hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

341,467 shares, of which 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. SVP I, the general partner of SLP I and SE I, may be deemed to have sole power to vote all of these shares. SVP I hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	62856E 10 4	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Sequel Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1375878

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		245,242 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		245,242 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

245,242 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	62856E 10 4	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Sequel Euro Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1433307

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		94,776 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		94,776 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

94,776 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	62856E 10 4	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Timothy H. Connor (“THC”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

0

	6	SHARED VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY		831,705 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III and 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III. THC is a Manager of SVP III, the General Partner of SLP III and SEF. THC may be deemed to have shared power to vote all of these shares. THC hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER:

0

	8	SHARED DISPOSITIVE POWER:

831,705 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III and 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III. THC is a Manager of SVP III, the General Partner of SLP III and SEF. THC may be deemed to have shared power to vote all of these shares. THC hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

831,705 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	62856E 10 4	Page	9	of	16

1	NAMES OF REPORTING PERSONS: John T. Greff (“JTG”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

0

	6	SHARED VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY		1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. JTG is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. JTG may be deemed to have shared power to vote all of these shares. JTG hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER:

0

	8	SHARED DISPOSITIVE POWER:

1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. JTG is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. JTG may be deemed to have shared power to vote all of these shares. JTG hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,173,172 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	62856E 10 4	Page	10	of	16

1	NAMES OF REPORTING PERSONS: Kinney L. Johnson (“KLJ”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

0

	6	SHARED VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY		1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. KLJ is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. KLJ may be deemed to have shared power to vote all of these shares. KLJ hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. KLJ is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. KLJ may be deemed to have shared power to vote all of these shares. KLJ hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,173,172 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	62856E 10 4	Page	11	of	16

1	NAMES OF REPORTING PERSONS: Daniel J. Mitchell (“DJM”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

23,211 shares (includes 7,500 shares issuable upon exercise of options exercisable within 60 days of December 31, 2005)

	6	SHARED VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY		1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. DJM is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. DJM may be deemed to have shared power to vote all of these shares. DJM hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING PERSON
WITH:		23,211 shares (includes 7,500 shares issuable upon exercise of options exercisable within 60 days of December 31, 2005)

	8	SHARED DISPOSITIVE POWER:

1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. DJM is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. DJM may be deemed to have shared power to vote all of these shares. DJM hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,196,383 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	62856E 10 4	Page	12	of	16

1	NAMES OF REPORTING PERSONS: Thomas G. Washing (“TGW”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

0

	6	SHARED VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY		1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245,242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. TGW is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. TGW may be deemed to have shared power to vote all of these shares. TGW hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

1,173,172 shares, of which 9,347 shares are directly owned by SVP III, 800,122 shares (including currently exercisable warrants to purchase 149,113 shares) are directly owned by SLP III, 22,236 shares (including currently exercisable warrants to purchase 4,144 shares) are directly owned by SEF III, 1,449 shares are directly owned by SVP I, 245, 242 shares are directly owned by SLP I and 94,776 shares are directly owned by SE I. TGW is a Manager of SVP III, the General Partner of SLP III and SEF and a Manager of SVP I, the General Partner of SLP I and SE I. TGW may be deemed to have shared power to vote all of these shares. TGW hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,173,172 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	62856E 10 4	Page	13	of	16
Item 1(a). Name of Issuer:
Myogen, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
7575 West 103rd Avenue, Suite 102
Westminster, CO 80021-5426
Item 2(a). Name of Person Filing:
Sequel Venture Partners III, L.L.C. (“SVP III”)
Sequel Limited Partnership III (“SLP III”)
Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”)
Sequel Venture Partners I, L.L.C. (“SVP I”)
Sequel Limited Partnership (“SLP I”)
Sequel Euro Limited Partnership (“SE I”)
Timothy H. Connor (“THC”)
John T. Greff (“JTG”)
Kinney L. Johnson (“KLJ”)
Daniel J. Mitchell (“DJM”)
Thomas G. Washing (“TGW”)
SVP III is the General Partner of SLP III and SEF III, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by SLP III and SEF III. SVP I is the General Partner of SLP I and SE I and may be deemed to have shared power to vote and shared power to dispose of shares of the issues directly owned by SLP I and SE I. THC, JTG, KLJ, DJM and TGW are Managers of SVP III and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by SLP III and SEF III. JTG, KLJ, DJM and TGW are Managers of SVP I and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by SLP I and SE I.
Item 2(b). Address of Principal Business Office or, if none, Residence:
4430 Arapahoe Avenue
Suite 220
Boulder, CO 80303
Item 2(c). Citizenship:
SVP III: Delaware
SLP III: Delaware
SEF III: Delaware
SVP I: Delaware
SLP I: Delaware
SE I: Delaware
THC, JTG, KLJ, DJM and TGW: United States
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
62856E 10 4
Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
See rows 5 through 11 of the cover pages.

CUSIP No.	62856E 10 4	Page	14	of	16
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Under certain circumstances set forth in the SLP III, SEF III, SLP I and SE I Limited Partnership Agreements and the SVP III and SVP I Operating Agreements, the respective Limited Partners, General Partners and Members of each of those entities have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of Myogen, Inc. owned by each such entity.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of a Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 10, 2006

/s/ John T. Greff

John T. Greff, individually and on behalf of Sequel Venture Partners III, L.L.C. in his capacity as a Manager thereof, on behalf of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. in his capacity as a Manager of Sequel Venture Partners III, L.L.C., the General Partner of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P., on behalf of Sequel Venture Partners I, L.L.C. in his capacity as a Manager thereof, and on behalf of Sequel Limited Partnership and Sequel Euro Limited Partnership in his capacity as a Manager of Sequel Venture Partners I, L.L.C., the General Partner of Sequel Limited Partnership and Sequel Euro Limited Partnership

/s/ Timothy H. Connor

Timothy H. Connor

/s/ Kinney L. Johnson

Kinney L. Johnson

/s/ Daniel J. Mitchell

Daniel J. Mitchell

/s/ Thomas G. Washing

Thomas G. Washing

CUSIP No.	62856E 10 4	Page	15	of	16
Exhibit Index

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Exhibit	Page
Agreement of Joint Filing	16

CUSIP No.	62856E 10 4	Page	16	of	16
Agreement of Joint Filing
     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

/s/ John T. Greff

John T. Greff, individually and on behalf of Sequel Venture Partners III, L.L.C. in his capacity as a Manager thereof, on behalf of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. in his capacity as a Manager of Sequel Venture Partners III, L.L.C., the General Partner of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P., on behalf of Sequel Venture Partners I, L.L.C. in his capacity as a Manager thereof, and on behalf of Sequel Limited Partnership and Sequel Euro Limited Partnership in his capacity as a Manager of Sequel Venture Partners I, L.L.C., the General Partner of Sequel Limited Partnership and Sequel Euro Limited Partnership

/s/ Timothy H. Connor
Timothy H. Connor

/s/ Kinney L. Johnson
Kinney L. Johnson

/s/ Daniel J. Mitchell
Daniel J. Mitchell

/s/ Thomas G. Washing
Thomas G. Washing